Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
VALUENCE MERGER CORP. I

RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 164 in its entirety and the insertion of the following language in its place:

164(a). In the event that the Company does not consummate a Business Combination within 29 months (or 48 months, if applicable under the provisions of Article 164) from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the funds held in the Trust Fund and not previously released to the Company (less taxes payable and up to US $100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining Members and the Board, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law; and

164(b). In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 percent of the Public Shares if the Company does not consummate a Business Combination within 29 months (or 48 months, if applicable under the provisions of this Article 164(b)) from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within 29 months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to 19 times by an additional one month each time after the 29th month from the closing of the IPO, by resolution of the Directors until 48 months from the closing of the IPO, provided that, within one business day following the public announcement by the Company disclosing that the board of Directors has determined to extend the date by which the Company must consummate a Business Combination for an additional month, the Sponsor or its designees will deposit into the Trust Fund as a loan (a “Contribution,” and the Sponsor or its designees making such Contribution, a “Contributor”), with respect to each such one month extension, an amount equal to the lesser of (x) $30,000 or (y) $0.015 per Public Share multiplied by the number of Public Shares outstanding, in exchange of a non-interest bearing, unsecured convertible promissory note to the Contributor repayable by the Company upon consummation of a Business Combination.